Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 10, 2020) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080.

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WILLAMETTE VALLEY
VINEYARDS

Dear Example First Name,

After publicly launching our Preferred Stock Offering two weeks ago, we've already received more than $2 million in subscriptions — nearly a quarter of the Preferred Stock available. Please consider joining us as a Winery Owner as we build Bernau Estate in the Dundee Hills. View photographs and read more about the winery in an article by *The Oregonian* entitled, "Willamette Valley Vineyards raises funds for a sparkling wine oasis in the Dundee Hills."

Our Preferred Stock Offering (NASDAQ: WVVIP) price of **$4.85 per share, offering an annual 4.5% dividend or wine credit with 15% more value,** is available until September 30, 2020, unless sold out sooner.

Learn more about what is driving the winery's success in a *Forbes* article titled, "Willamette Valley Vineyards: How An Innovative Financial Strategy Fuels Dramatic Growth."


Become an Oregon
WINERY OWNER

As a Winery Owner, you'll be a part of the thriving Oregon wine industry and receive a 25% discount on wine purchases, invitations to Owners-only events and other benefits highlighted below. Priority to become an Owner in the winery is being given to wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit. In this way, our winery becomes stronger with each devoted Owner.

To make an investment, please review the prospectus then complete the application and subscription agreement. It may be submitted online at wvv.com\ownership or delivered to the winery.

The minimum purchase is 350 shares ($1,697.50) and the maximum purchase is 2,300 shares ($11,155.00). Share price will increase to $4.95 after September 30, 2020. Application and subscription agreement must be received by September 30, 2020 and be accepted.

Ownership Application & Subscription Agreement

Please join us for informational sessions online **tomorrow, July 23rd at 3 pm and 6 pm Pacific Time**. So we can have time to prepare for your questions, please reply to this email with any questions about the offering and we will do our best to work the answers into our presentation or reply to you via email.

RSVP for July 23rd at 3 pm PST

RSVP for July 23rd at 6 pm PST

If you have any questions, please call (503) 588-9463 or reply to this email.

Thank you for joining us in sharing the Oregon wine story,



Jim Bernau
Founder/Winegrower

Benefits of Ownership

- Discount of 25% off of wine bottle purchases.
- Complimentary VIP winery tours, by appointment, and an annual complimentary Blending Experience at Willamette Wineworks®.

- Priority to purchase limited-production wines, new releases and wines with personalized labels.
- Personalized winery business cards upon request; the initial set is complimentary.
- Discounted admissions to special events.
- Invitations to Owner-exclusive events.
- Regular email updates on winery developments including seeking Owner feedback and/or involvement.
- Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador.

Winery Highlights



America's Community-Funded Winery
Willamette Valley Vineyards became the first SEC authorized community-funded business in the U.S. through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences.

World-class Wines Through Shared Ownership
Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim's vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 16,000 owners.

Oregon's Leading Producer of Willamette Valley Appellated Pinot Noir

The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms, by hand, nearly 500 acres in the hills of the valley.

Stewardship of the Land
Since the winery's founding in 1983, stewardship of the land has been a key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Rainforest Alliance to Forest Stewardship Council standards. Learn More.





Willamette Wineworks®

Our First Prototype Outpost

Willamette Wineworks, a microwinery located in the Roundhouse building in revitalized Historic Folsom, California features food and wine pairings and a unique Barrel Blending System allowing you to create your own wine blends. Founder Jim Bernau's family in Folsom has brought this idea to life and enabled us to take the Oregon wine story on the road.

Folsom's winemaking history dates back to the mid-1800s with the planting of Natoma Vineyard. In the early 1900s, this vineyard boasted 2,000 acres as one of the largest vineyards in the nation, but when gold was discovered on the property, the vines were replaced with dredgers. Join our dream to reestablish Natoma as a celebrated wine brand in California.



Bernau Estate
in the Dundee Hills

Bernau Estate will produce world-class méthode champenoise sparkling wines with an underground aging cellar and biodynamically-farmed vineyard. You will take pride in our sustainable farming practices that create a balanced ecosystem generating healthy soil and elegant wines. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and beautiful gardens for you to explore.



Oregon Wine
on the rise

Although Oregon only produces 1% of the U.S. wine by volume, it earned 20% of *Wine Spectator*'s 90+ rated domestic wines between 2015 and 2017.

- Oregon wine is the fastest growing category at +13% in unit sales.
  Nielsen Data, Total US, 52 weeks ending 3/21/20
- Oregon's growth continues to outperform despite commanding a significantly higher average price per bottle — more than 2x the category average. Oregon wine priced more than $25 is growing at a rate of +6.9% in unit sales.
  IRI, Total US, Origin Oregon, Q1 2020

www.WillametteValleyVineyards.com
8800 Enchanted Way SE • Turner, OR 97932 • 503.588.9463 info@wvv.com
Jim Bernau, Founder/Winegrower

Visit Us Shop Wines

Willamette Valley Vineyards
8800 Enchanted Way SE
Turner, OR 97392
phone: 503-588-9463
toll-free: 1-800-344-9463